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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             Hambrecht & Quist Group

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)


                                   406545 10 3

                                 (CUSIP Number)


                                December 31, 1998

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [   ]    Rule 13d-1(c)
                  [ X ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages



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CUSIP NO. 406545103
Page 2 of 4 Pages
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1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Daniel H. Case III
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  /    /
            (b)  /   /
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-------------------------------------------------------------------------------
                          5.  SOLE VOTING POWER

                          1,802,579
NUMBER OF SHARES
                          6.  SHARED VOTING POWER
BENEFICIALLY OWNED
                          -0-
BY EACH REPORTING
                          7.  SOLE DISPOSITIVE POWER
PERSON WITH
                          1,802,579

                          8.  SHARES DISPOSITIVE POWER

                          -0-
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,802,579
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES    /   /
-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.4%
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------------


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CUSIP NO. 406545103
Page 3 of 4 Pages

ITEM 1.

     (a)      NAME OF ISSUER:

              Hambrecht & Quist Group

     (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              One Bush Street
              San Francisco, CA  94104

ITEM 2.

     (a)      NAME OF PERSON FILING:

              Daniel H. Case III

     (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o Hambrecht & Quist LLC
              One Bush Street
              San Francisco, CA  94104

      (c)     CITIZENSHIP:

              U.S.A.

      (d)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.01 per share

      (e)     CUSIP NUMBER:

              406545103

ITEM 3.       Inapplicable

ITEM 4.

      (a)     AMOUNT BENEFICIALLY OWNED:

              1,802,579 (includes options to purchase 357,072 shares of common stock exercisable within 60 days of December 31, 1998 and 16,625 shares held in trust for the benefit of the reporting person by the Hambrecht & Quist Group Savings and Employee Stock Ownership Trust).

       (b)    PERCENT OF CLASS:

              7.4%

       (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)  Sole power to vote or to direct the vote:

              1,802,579 (includes options to purchase 357,072 shares of common stock exercisable within 60 days of December 31, 1998 and 16,625 shares held in trust for the benefit of the reporting person by the Hambrecht & Quist Group Savings and Employee Stock Ownership Trust).

              (ii)  Shared power to vote or to direct the vote:

              -0-



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CUSIP NO. 406545103
Page 4 of 4 Pages

              (iii)  Sole power to dispose or to direct the disposition of:

              1,802,579 (includes options to purchase 357,072 shares of common stock exercisable within 60 days of December 31, 1998 and 16,625 shares held in trust for the benefit of the reporting person by the Hambrecht & Quist Group Savings and Employee Stock Ownership Trust).

              (iv) Shared power to dispose or to direct the disposition of:

               -0-

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Inapplicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              Inapplicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Inapplicable

ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP:

              Inapplicable

ITEM 10.      CERTIFICATION:

              Inapplicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 5, 1999
                                     ----------------------------------
                                                    Date

                                      /s/ Daniel H. Case III
                                     ----------------------------------
                                                  Signature

                                              Daniel H. Case III
                                     ----------------------------------
                                                 Name/Title